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                                                  Exhibit 22.1


                          Subsidiaries of Registrant



     Prime Group Realty, L.P., a Delaware limited partnership

     Prime Group Realty Services, Inc., a Maryland corporation

     PGR Finance I, Inc., a Delaware corporation

     PGR Finance II, Inc., a Delaware corporation

     In addition, the Company has direct or indirect interests in 64 entities which hold title or interests in the Company's properties.